BAKER & McKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

9 September 2008

Our Ref: 32141618-000008
Via facsimile (202) 772 9368

H. Roger Schwall, Assistant Director
Laura Nicholson, Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549
U.S.A.

Dear Mr. Schwall and Ms. Nicholson,

Aluminum Corporation of China Limited Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007 Filed August 8, 2008

We refer to the U.S. Securities and Exchange Commission's (the "**Commission**") comments on the Form 20-F for the fiscal year ended December 31, 2007 of Aluminum Corporation of China Limited (the "**Company**"), which we received on September 4, 2008 (the "**Comments**"). We respond on behalf of the Company, and hereby respectfully submit to the Commission our replies to the Comments, adopting the same headings and order as in the Comments, for your review and reference:

General

1. We reissue our prior comment 1. Please re-file your annual report to provide proper certifications. We would expect that such filing would include a full amendment of your annual report.

We note your comments, and will include the requested information.

702065-v1\HKGDMS (2)\

* * *

We will submit the amended Form 20-F/A, on behalf of the Company, through EDGAR. Should you have further questions or concerns regarding the above, please do not hesitate to contact us. Thank you for your assistance in this matter.

Yours sincerely,

Allen Shyu
Partner
Baker & McKenzie

Christopher Shen
Associate
Baker & McKenzie

Enclosure